Exhibit 99.2

Letter to Shareholders

Overview

After a slow start, 2009 turned out to be one of our more active in the past few years. We made substantial progress in most of our businesses, laying the seeds for future growth. And while it may be some time before we see the full positive impact from these investments, we believe that as the economic recovery takes hold, we will benefit increasingly from our newly acquired assets, the people we have attracted to our operations and the capital we have raised.

We recorded $1.45 billion of cash flow from operations or $2.43 per share. This is slightly higher than 2008, which is indicative of the consistency and resilience of our operating cash flows, particularly those produced by our renewable power generating and commercial office operations.

We have entered into the recovery phase of this economic cycle with our balance sheet in excellent shape, and our franchise bolstered by our performance over the last two years. We have more assets working for each common share outstanding today because we have been able to add substantial assets to the company during these last few years, and because we did not have to dilute our common shareholders at a low point in the market, to ensure our franchise survived the downturn. This should bode well for future cash flow and asset value growth.

Investment Performance

Our share performance in 2009 recovered significantly but remains well below 2007 levels. The share price ended the year up 51%; however we note that this merely represents a partial recovery from the extremely low values registered in 2008 as a result of the overall market sell-off that took virtually all share prices to levels which in most cases bore no resemblance to intrinsic values.

Our 20-year compound return, including this recent sell-off and partial recovery, is 13%, while the 10-year return is 22%. As noted in the table below, this substantially exceeds comparative returns on the principal North American stock indices, but has been reduced as a result of the last few volatile years. In the future, we are going to add our International Financial Reporting Standards’ (IFRS) valuations to this table as we believe this will be the most relevant measure for the company. Over time, we will focus our reporting to you on this basis as opposed to share price, as from time to time the trading price of the shares may not reflect the true value of the business.

	Brookfield	Brookfield
Annualized Total Returns	(NYSE)	(TSX)	S&P	TSX
YEARS
1	51%	30%	26%	35%
5	9%	6%	0%	8%
10	22%	19%	-1%	6%
20	13%	12%	8%	8%

Our senior management group has never been more positive on the potential for our business and we continue to hold a substantial majority of our net worth in shares of the company. We do this as we believe that our investment should compound at very respectable risk-adjusted returns over the long term, and as a result we are even more excited about the next decade than we were about the previous one.

1 | Brookfield Asset Management Inc. – 2009 Q4 Letter to Shareholders

During 2009, our approximately $20 billion of private investment funds performed generally as anticipated with virtually no significant fund underperformance for investors in what was an otherwise difficult year. We further expect that any short-term underperformance should be made up with the rebound of values ahead. As a result, we believe we are well positioned following this challenging period to continue attracting capital to the private funds we are marketing.

The investment performance in our public securities group, which manages $25 billion of fixed income and equity investments for third-party clients, was exceptionally strong given the rebound in the capital markets. Moreover, each of our investment teams handily beat their respective investment benchmarks. A standout performer was our Real Estate Long/Short Equities Fund which produced a return in excess of 100% for the year.

2009 – A Year of Opportunity

2009 was a year of outstanding opportunity for us as the global credit crisis peaked at the start of the year with a wholesale liquidation of risky investments by many investors. Investors sought shelter in the form of risk-free government bonds and cash, and this drove short-term interest rates to zero, and the yield curve to its steepest level in history.

Our investment posture over this period was focused foremost on ensuring we had more than sufficient capital to support our existing businesses; and once that was accomplished, to acquire control of new assets and businesses at discounts to their intrinsic value. As a result of supporting a number of rights offerings and acquiring various distressed assets, largely through the purchase of debt for conversion to equity, we have a significantly expanded asset base working for our shareholders and clients.

Simply stated, we believe that acquiring assets through distress situations offers one of the few ways to acquire assets at meaningful discounts to their intrinsic value. Most often these investments are made in a “distress” period for the specific industry or the company owning the assets, and almost always the capital structure is over leveraged. As a result, we are generally investing when markets are pessimistic, and the current cash flows from the assets we are acquiring have been substantially reduced. Furthermore, financing for the investments is not easily found, and therefore ensures competition is limited.

When investing in restructurings, we believe it is important to focus on asset classes we know well and have experience in operating. In making these investments we also prepare ourselves for the market environment, and sometimes the investment performance to get worse before it gets better.

Our ultimate goal from these investments is to acquire control of assets at a meaningful discount to their intrinsic values, made possible because many others are valuing them using overly pessimistic predictions of future cash flow growth.

The second half of 2009 presented us with many restructuring opportunities. Accordingly, we focused most of our investing on acquiring distress debt positions or positioning ourselves to acquire a number of distress assets. To date, we have been able to capitalize on converting some of these opportunities to investments. The following illustrates the extent of these investments, made possible by our strong financial position and the lack of competitive bids, particularly for assets requiring complex restructurings.

Shipping Terminals

We acquired the world’s largest metallurgical coal shipping terminal, Dalrymple Bay Coal Terminal. This shipping terminal on the northeast coast of Australia serves as a critical link in the export of metallurgical coal (used for steel making) from the Bowen Basin in Queensland, Australia, the most prolific low-cost metallurgical coal basin in the world. The rate base of this asset is approximately $2 billion and the rated capacity is 85 million tonnes per annum, most of which is shipped to steel companies in Japan, Korea, India and China. For context of size, this terminal ships approximately $8 billion of coal annually, which

2 | Brookfield Asset Management Inc. – 2009 Q4 Letter to Shareholders

represents approximately 20% of the seaborne metallurgical coal in the world. On average two ships load daily, or about 700 ships annually, each carrying approximately $150 million of coal.

We acquired the third-largest port in the UK. This port was historically used for bulk shipping (steel, coal and other commodities) but has been in recent years expanded to handle containers for shipments into the northern half of the UK. Recently, both Asda (Walmart) and Tesco have opened major distribution facilities at the port, and we intend to support growth of these and other similar operations over time. To this end, we own approximately 1,800 acres of land around this port which we lease or sell to users, and we also own the right to operate and receive revenue from shippers who utilize the river.

We also acquired concessions on 17 other bulk and container shipping terminals, predominantly in Europe, as well as one in Asia. We own the exclusive right to move various goods at these terminals such as bulk commodities, liquids, general cargo and containers, which should benefit substantially as the global economic recovery takes hold.

Renewable Power Generation

We began construction of a new wind farm in North America and constructed and commissioned two hydroelectric plants in Brazil. We are focused in this business on organic growth and margin expansion as fossil fuel prices drive electricity prices higher over time.

The most significant milestone during 2009 was the restructuring of our power sales in Ontario with the signing of a 20-year contract with the Ontario Power Authority. We expect that in the first year of this contract, the combination of the contracted energy price and peaking premiums, together with ancillary revenues that we will continue to earn in the market, will provide us with pricing of approximately C$80 per megawatt hour. The contract covers the significant portion of the power generated by us in Ontario, that was previously uncontracted, and contains inflation provisions that will increase the price annually over the contract life. As a result, cash flows from this contract, based on long-term average generation, should be in the range of $180 million in 2010 and grow steadily over time.

Office Properties

We increased our ownership of an office property portfolio in Australia through the restructuring of approximately A$500 million of debt issued by a fund which we acquired management rights to in 2007. The debt came due in the fund in 2009, but we were able to negotiate new terms with the lenders and completed a rights offering which resulted in our interest increasing from approximately 20% to 70%. This fund owns four high quality properties in Sydney and Melbourne encompassing one million square feet of office space, to add to our sizable presence in these cities.

We foreclosed on a 540,000 square foot, ±$250 million office property in San Francisco through a defaulted mezzanine mortgage. We intend to re-lease and reposition the property over the next few years in a city which we believe will be an attractive office market longer term.

In early 2010, we closed the purchase of a 16-property portfolio of office properties encompassing approximately three million square feet of space. This portfolio is 60% let to JPMorgan Chase on a long-term basis and is the third similar transaction we have completed with JPMorgan in the last five years.

We have also acquired a number of other property debt positions which situates us well to sponsor the recapitalization of these portfolios through 2010 and 2011.

Multi-family Apartments

We converted $140 million of defaulted debt into an ownership interest in approximately 4,000 apartment units predominantly around Washington, D.C., but also in the New York area, Chicago, and Los Angeles. We restructured the senior loan subsequent to foreclosure in the amount of $550 million with a 2016 maturity, and expect that over the next five years substantial value will surface as apartment vacancies are reduced and capitalization rates return to more normalized levels.

3 | Brookfield Asset Management Inc. – 2009 Q4 Letter to Shareholders

Retail Properties

We acquired a substantial amount of defaulted bank debt issued by General Growth Properties (GGP) at a discount to par value. GGP is currently in U.S. Chapter 11 protection but owns a large portfolio of high-quality shopping malls. The debt currently trades at par value.

Rail Infrastructure

We acquired 5,100 kilometres of rail infrastructure in Western Australia. We operate these rail tracks under a long-term arrangement with the government, and provide services to companies that operate trains and use the tracks to ship bulk commodities (iron ore, coal, minerals, grain) to ports along the west coast of Australia. These operations will benefit from increased iron ore and other mining operations coming on stream in Western Australia, and their need to transport their production to the coast. These are the only rail tracks located in Western Australia, and are therefore governed under a secure rate base regime.

Natural Gas Pipelines

We acquired a 26% interest in Natural Gas Pipeline Company of America (NGPL). NGPL is one of the largest natural gas pipelines and storage systems in the U.S., extending over 15,500 kilometres from the Gulf Coast of Mexico, and through many of the new shale gas deposits in the south, up to Chicago. This gas distribution system delivers 60% of the gas to the Chicago and northern Indiana markets, and includes 7% of the U.S. natural gas storage capacity. The system is regulated by the Federal Energy Regulatory Commission, with 60% of its capacity utilized by 10 of the major gas shippers in the U.S. We also acquired 100% of a 730-kilometre gas pipeline and the distribution network with 6,500 customers in Tasmania.

Electricity and Natural Gas Distribution

We acquired the sole gas distribution rights for liquefied propane and natural gas in the Channel Islands and the Isle of Man. We also acquired a natural gas and electricity connections business that serves 400,000 residential customers in the UK. This business is the second largest in the UK and growth over the last number of years has been significant. We also acquired a 42% interest in the second-largest provider of electricity and gas distribution services in New Zealand with over 400,000 customers on the North Island. We service 40% of New Zealand’s gas connections and 16% of the electrical connections.

Global Relocation Operations

We have completed the restructuring and integration of last year’s purchase of GMAC’s relocation business. As a result, we now operate one of the largest global relocations firms. In simple terms, when a company or government institution wants to move an employee from one global location to another, they contact us and we work with the employee and their family to make the move as seamless as possible. Currently, we move approximately 50,000 families annually in 120 countries, and we offer one of the few global relocation services for corporations. Our recent expansion has added offices in the UK, U.S., Singapore, India and Australia, which will increase the growth of this business in the future.

Property Brokerage Operations

We own the fifth-largest property brokerage operation in the world with close to 40,000 brokers in approximately 2,000 offices across Canada, the U.S. and the UK. We built this operation through the acquisition, restructuring and integration of a number of brands over the past 10 years, with our acquisition last year of Real Living in the U.S. the latest. As the global transaction market for secondary sales of housing recovers, the profitability of these operations should correspondingly benefit.

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Construction Operations

We build a substantial number of infrastructure and commercial real estate properties on a global basis. Some of this construction is for our own account, and the balance is for third parties. In Brazil, our construction operations build virtually exclusively for our own needs. In Australia, the Middle East and in the UK, we operate large third-party construction operations. We have traditionally focused on commercial properties, but in the past three years we have expanded our focus to infrastructure projects, such as hospitals and desalination plants. In this regard, and on the back of the successful near completion of the Peterborough Hospital in greater London, we were recently awarded a £700 million hospital construction project in Glasgow, Scotland and launched a A$1.8 billion hospital project in Perth, Australia in early 2009.

Brazilian Development Operations

We have been in the development business in Brazil for over 30 years, building both residential and office properties for sale, largely as condominium units (traditionally office space in Brazil has been sold floor by floor in a condominium form; and not leased as is standard in the rest of the world). We restructured this business during the last 18 months by merging with two competitors, and completed two follow-on equity offerings in 2009. The company currently has a market capitalization of over US$2 billion of which we own 43%. Last year, we sold approximately 15,000 condominium units, largely in São Paulo, Rio de Janeiro, Brasilia and Goiânia; and 2010 appears stronger than 2009.

Summarized Operating Base

●	Afterthese investments, we have 14,000 people and the following assets working for you:

●	164 hydro electric power plants generating close to 16,000 gigawatt hours of electricity, which will benefit substantially as carbon emissions are priced into the cost of electricity production;

●	Over 100 premium office properties encompassing 125 million square feet of space in world-class global cities;

●	20 shipping terminals across Europe and Australia including one of the largest metallurgical coal shipping terminal in the world, handling 20% of the seaborne metallurgical coal;

●	Over 5,000 kilometres of rail lines transporting agricultural and other commodities in Australia;

●	2.9 million acres of high value timber and prime agricultural lands in Canada, the U.S., and Brazil;

●	1 million electricity and natural gas distribution customers in the UK and New Zealand;

●	9,000 kilometres of electrical transmission lines, predominantly in Chile;

●	A part of 16,000 kilometres of natural gas pipelines, predominantly in the U.S.;

●	A land development and home construction business which sells close to 20,000 units annually in Brazil, Canada and the U.S.;

●	Many property, power and infrastructure service businesses, which earn us excellent returns and provide leading edge information to guide our business decisions; and

●	A global client relationship organization which sources and takes care of all of our valued investment relationships.

Within each of our businesses, we intend to continue to drive increased cash flows through both operational improvements, organic growth, and acquisitions when opportunities are available.

5 | Brookfield Asset Management Inc. – 2009 Q4 Letter to Shareholders

Fundraising

We completed a large number of private institutional and public capital market fundraisings in 2009. In total, we raised approximately $14 billion of third-party capital for investment. This should enable us to continue to acquire assets in the recovery phase of this market cycle while competitive bidding is still relatively restrained. Access to these significant amounts of capital from a variety of sources places us within a select group of investors who have both the ability and human resources to pursue complex recapitalization transactions on a global basis.

Third-Party
(millions)	Capital Raisings
Power and Infrastructure
Private fundraisings	$1,500
Public market issuances (three placements)	1,500
Debt issuances	1,200
Property
Private fundraisings	4,000
Public market issuances (two placements)	1,000
Debt and preferred share issuances	2,500
Special Situations
Private fundraisings	1,200
Corporate and Other	1,100
$14,000

In a year in which the market for private fundraising was severely constrained due to global market conditions, we were very pleased to have received the support of a significant number of domestic and international institutions, including some of the world’s largest and most sophisticated pension and sovereign wealth funds. Our flexibility in approaching the market enabled us to close a number of Funds. Including our commitments, we closed a C$1.2 billion Debtor-In-Possession Fund, two infrastructure funds focused on South American country-specific opportunities, and our US$5.5 billion Real Estate Turnaround Consortium. Early indications are that 2010 will see us receive even greater support from the institutional market as investors across the globe are once again in a position to invest additional capital.

IFRS Financial Reporting

Beginning in 2010, our financial reporting will conform to International Financial Reporting Standards (IFRS). Our first full report to you on this basis will be for the first quarter of 2010, although we have included IFRS-related information in our supplemental report, which should help you assess the impact and because it provides underlying values for much of our business.

We adopted IFRS earlier than required because we believe that over the longer term, wealth creation as measured by the increase in net asset value per share, is the most important metric for our company, and IFRS accounting enables a company such as ours to show our shareholders both cash flows and wealth created in a more transparent fashion. This method of reporting is probably more relevant for our type of company than many others and, we believe, more appropriate than current U.S. or Canadian GAAP requirements.

What was not historically reported in our financial results on a consistent basis were the increases in the values of our investments over the amount of the original invested capital. The value of assets such as ours typically increases by an amount equal to the capitalized value of the increase in the cash flows generated by the assets. This appreciation in value was generally not reflected in our financial results until such time as we sold the asset (if ever), at which point we recorded a realization gain. Under IFRS,

6 | Brookfield Asset Management Inc. – 2009 Q4 Letter to Shareholders

the value increase, or decrease will be assessed regularly and added to net income or the capital base. As a result, the income and equity statement will more or less serve as a total return statement.

There are some assets which are not re-valued under IFRS as no accounting regime is perfect. For these assets, we will attempt to periodically provide you with an estimate of their value and you can choose whether or not to incorporate these amounts in assessing the value of our business. You may also wish to adjust our underlying values up or down based on whether you assess the company on a liquidation basis, or as a long-term going concern. On a liquidation basis, you may take the view that realized values would be less than the underlying values, as we own a lot of assets and liquidating them all at once might be difficult. (Definitely, this would have been the case in October, 2008). Alternatively, if you believe that a company should be valued as a going concern at the value willing buyers and sellers would pay for assets or businesses in a normal market, then you might conclude that achievable sales prices are above their appraised values (this has been our experience in the past).

For reference, a 100-basis point change to discount rates applied to our renewable power plants and our commercial office properties would add or subtract approximately $3.7 billion or about $6.09 per share to our equity values.

The following table summarizes our tangible underlying values, as described above, although no value is attributed in this table to our asset management franchise.

			Per Share
		Base	Business	Liquidation
As at December 31, 2009 (millions, except per share amounts)	Total	Case	Value	Value
Underlying value, IFRS basis	$14,956	$25.65
Add: Estimated excess value of assets over book value that
are not included within the IFRS fair value framework	1,750	2.88
(such as historical cost land and other inventories) (1)
Underlying value	$16,706	$28.53	$28.53	$28.53
100-basis point change to power and property IRR’s			6.09	(6.09)
			$34.62	$22.44
(1) Management estimate.

Market Environment

The capital markets have made a rapid recovery from the depths of 2008 and early 2009. Investment grade companies once again have access to capital at acceptable spreads, although still high relative to government yields. Capital is also available to high yield issuers at low all-in coupons and spreads. Equity markets are generally open to quality corporations, although probably at discounts to the true underlying values.

Our view is that the capital markets will continue to be volatile as the economic recovery takes hold. We expect most economic statistics to represent quarterly positive comparisons, because of both the lows experienced by the economy in 2008 and the remedial actions taken since then.

Unemployment appears to be peaking and while the recovery of employment levels is always slow, this bodes well for our short-cycle housing-related businesses, such as residential development and timberlands, which are dependent on consumer confidence and the employment outlook.

The most worrisome macro factor is the over-leverage of many of the world’s largest developed economies. We believe that the U.S., however, will be able to deal with its issues through a combination of economic growth, cost containment and higher taxes (hopefully a consumption tax); as well as the sale of assets, which should drive private infrastructure funding to levels never seen before. Such extreme

7 | Brookfield Asset Management Inc. – 2009 Q4 Letter to Shareholders

fiscal initiatives are only made possible when a country’s choices are limited. Given the dire alternatives, we hope that over the next 10 years, the U.S. will find a way to make these tough choices.

Goals and Strategy

Our primary long-term goal remains to achieve 12% to 15% compound annual growth in the underlying value of our business measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by continuing to focus on four key strategies:

●	Operate a world-class asset management firm, offering a focused group of products on a global basis to our investment partners.

●
Focus our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures and have some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

●
Differentiate our investing by utilizing our operating experience, our global platform, and our extended investment horizons, to generate greater returns over the long-term for our shareholders and partners.

●
Maximize the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a much more meaningful contribution to the bottom line.

We believe we can continue to successfully grow our global asset management business, because underlying fundamentals for asset management, particularly within the property and infrastructure areas, continue to be very positive. We have seen a substantial shift by our investment partners towards our fund products, and believe our lower-risk, lower-volatility assets should become even more appealing, especially as investors continue to re-price risk in the marketplace and seek yield as compared to the minimal returns on cash and the risk with longer duration government investments.

Summary

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt
Chief Executive Officer
February 19, 2010

8 | Brookfield Asset Management Inc. – 2009 Q4 Letter to Shareholders

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “bodes”, “potential”, “enable”, “enhance”, “usually”, “probably”, “goal”, “objective”, “hope”, “growing”, “become”, “pursue”, “generate”, “expect”, “beginning”, “seek”, “intend”, “create”, “generally”, “typically”, “often”, “continue”, “believe” and derivations thereof and other expressions, including conditional verbs such as “will”, “can”, “may”, “would” and “should” are predictions of or indicate future events, trends or prospects, and identify forward-looking statements. Forward-looking statements in this letter to shareholders include statements in regards to the future impact of our investments; our beliefs about the future benefits of our newly acquired assets, the people we have attracted to our operations and the capital we have raised; our views about our future cash flows and asset value growth; our beliefs about International Financial Reporting Standards (IFRS) valuations; our intention to focus reporting on IFRS valuations instead of share price; our beliefs about compound risk-adjusted returns over the long-term; our views about the next decade; our expectations with respect to short-term underperformance of our private investment funds; our ability to attract capital to our private funds; the timing of our investments; our belief that acquiring assets through distress situations offers a way to acquire assets at meaningful discounts to their intrinsic value; our beliefs about focusing on asset classes we know well and have experience in operating; our goal of acquiring control of assets at a meaningful discount to their intrinsic values; our intention to support growth of distribution facilities and other similar operations at our shipping terminal; our view that fossil fuel prices will drive electricity prices higher over time; our 20-year Ontario power contract and future cash flows generated from it; our intention to re-lease an office property in San Francisco; recapitalization of property debt positions; our expectations that values will increase in connection with our multi-family apartments; global opportunities; our beliefs about the benefits to our rail operations in Western Australia from increased mining operations; benefits to our hydro electric power plants as carbon emissions are priced into the cost of electricity production; our intention to drive increased cash flows through operational improvements, organic growth and acquisitions; our ability to continue to acquire assets in the recovery phase of the market cycle; our predictions about our receipt of support from the institutional market in 2010; our adoption of IFRS in 2010; our beliefs about wealth creation as measured by the increase in net asset value per share as an important metric for the company; our belief that IFRS enables the company to show cash flows and wealth created in a more transparent fashion; our view that the value of our assets increase by an amount equal to the capitalized value of the increase in cash flows generated by the assets; the assessment of value increase or decrease under IFRS; income and equity statements serving as a total return statement; estimated values for assets that are not re-valued under IFRS; projections about the impact of a 100-basis point change to discount rates applied to our renewable power plants and commercial office properties; our views about the volatility of the capital markets; our expectation that most economic statistics will represent quarterly positive comparisons; the impact of the recovery of employment levels on our short cycle housing-related businesses; our beliefs about the U.S. economy and private infrastructure funding; our primary long-term goal to achieve 12%-15% compound annual growth in the underlying value of our business measured on a per share basis and our beliefs about our ability to achieve this objective; creating operating efficiencies; lowering our cost of capital; enhancing cash flows; our beliefs about our ability to grow our global asset management business; the appeal of our assets and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.” We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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